PRESS RELEASE
CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE May 15, 2012

ADDITIONAL PERMITS APPROVED FOR PRAIRIE CREEK MINE PROJECT New Mine Decline Development Permit Issued Road Land Use Permit Issued Work Plan and Directive announced on Class ‘A’ Water Licence

Vancouver, British Columbia, May 15, 2012 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company”, “Canadian Zinc” or ”CZN”) is pleased to report that a number of new permits for the ongoing development of the Prairie Creek Mine project have been approved by the Mackenzie Valley Land and Water Board, in accordance with the Mackenzie Valley Resource Management Act, and that the Water Board has issued a Directive and Work Plan for the operating permits approval process.

“The issue of a new underground development permit and the extensions of our current water licence and road permits represent significant steps that will enable us to continue the ongoing development of the Prairie Creek Mine” said Alan Taylor, Chief Operating Officer of Canadian Zinc. “The Work Plan issued by the Water Board generally meets the Company’s expectations and provides a schedule and key dates for the issue of a draft Water Licence before this year end. We will be working closely with all parties to resolve any outstanding issues and further the permitting process to successful completion” added Mr. Taylor.

New Mine Decline Development Permit Issued

The Mackenzie Valley Land and Water Board (“Water Board”), has issued a new Class ‘A’ Land Use Permit MV2012C0008 for the activity of underground decline development, for a period of five years commencing May 10, 2012 and expiring May 9, 2017.

The new Land Use Permit entitles CZN to conduct mining exploration and associated activities, including underground decline development, at the Prairie Creek Mine. The new decline and underground development will be strategically located to facilitate the drilling of key areas and  also to allow integration of the underground development with that required to further access the mine resource, and to enable drilling of the under-explored portions of the deposit at depth during the period leading up to mine construction.

Class “B” Water Licence Amended and Extended

The Water Board has also approved an amendment and extension to the Company’s existing Class “B” Water Licence, MV2001L2-0003, for the management, treatment and discharge of mine water from the mine site. The Water Licence has now been amended to cover the underground development of the new decline from the existing 870 m level, including pumping, treatment and discharge of water inflows using the existing water treatment infrastructure, and placement of waste rock on an existing waste rock pile. The term of the water licence has been extended to September 9, 2019.

Road Land Use Permits

The Water Board has approved an extension of the Company’s Land Use Permit MV2003F0028 for the use of the road that connects the Prairie Creek Mine to the Liard Highway. The LUP for use and maintenance of the existing access road alignment has been extended for a term of two years until April 2014. This permit will allow CZN to undertake road rehabilitation work from the Mine to the boundary of the Nahanni National Park Reserve, and prepare the road for operational use. The permit would also allow use of the road for the re-supply and maintenance of the Mine, but does not provide for the planned operational use of the road.

The Water Board has also notified the Company that the applications made for a LUP and Water Licence to construct and operate the proposed new road alignment portions of the road, situated on crown land, which will be used for operations, are complete and the applications will now enter the review phase. The proposed re-alignments of the access road were considered as part of the environmental assessment of the Company’s proposed operations for the Prairie Creek Mine and were approved by the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) in December 2011.

Land use permits and water licences relating to the road access, part of which passes through Nahanni National Park Reserve, are now multi-jurisdictional and the Company has applied to both the Water Board and Parks Canada for these road related permits and licences.

In April 2012, the Company met with Parks Canada at a two day technical session in Fort Simpson, NWT, to discuss the applications associated with road access through Nahanni National Park Reserve. Representatives of the Nahanni Butte Dene Band and the Dehcho First Nations were represented at the technical session.

Work Plan and Directive on Class ‘A’ Water Licence

In January 2012, following the completion of the Environmental Assessment in December 2011, the Water Board commenced the regulatory process for the issue of a Class “A” Water Licence and Land Use Permit for the operation of the Prairie Creek Mine. In February 2012 the Company submitted a Consolidated Project Description (“CPD”), highlighting the changes that resulted from commitments made by Canadian Zinc during the environmental assessment process.

The Water Board has now completed its review of the information contained in the application, Environmental Assessment and the CPD and has issued a Directive on the additional information that is required by the Board at this stage of the Regulatory Process. The Water Board has also issued a Work Plan to be followed towards the issue of these permits which envisages completion of the Public Hearing, required by the Mackenzie Valley Resource Management Act, in November and the issue of a draft water licence by December 23, 2012.

Positive Environmental Assessment

The Company's principal focus has been to advance the Prairie Creek Property towards receiving a Class “A” Water Licence and associated Land Use Permits, through the regulatory process established under the Mackenzie Valley Resource Management Act, that will permit the further development and subsequent mine production at Prairie Creek.

After successful completion of a nearly four year environmental assessment process, , the Review Board issued its Report of Environmental Assessment and Reasons for Decision for Canadian Zinc’s proposed Prairie Creek Mine on December 8, 2011.

The Review Board concluded that the proposed development of the Prairie Creek Mine as described in the Report of Environmental Assessment, including the list of commitments made by Canadian Zinc during the proceedings, is not likely to have any significant adverse impacts on the environment or to be a cause for significant public concern.

The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the Prairie Creek Mine project should proceed to the regulatory phase for approvals by the Mackenzie Valley Land and Water Board.

Cautionary Statement - Forward Looking Information

This press release contains certain forward looking information. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, the timing of exploration, development and mining activities, completion of financings, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the financial results of the company and future gold production and profitability of VGM. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344
 E-mail: invest@canadianzinc.com                                                                           Website: www.canadianzinc.com